SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ROLLS OUT DIGITAL MARKETING STRATEGY AT AGM

CAPTCHA REMOVED FOR INDIVIDUAL BOOKINGS FROM 30 OCT,
MOBILE APP (WAS €3) FREE FROM 1 OCT

Ryanair, Europe's only ultra-low cost carrier (ULCC) today (20 Sept) at its AGM in Dublin briefed shareholders on the new milestones recently achieved by the airline including:

• First EU airline to carry 9m passengers in a calendar month (August).
• First EU airline to carry 80m passengers p.a.
• Traffic set to grow from 80m 110m p.a. by FY'19.
• 175 new B-737 aircraft ordered.
• 10 year low cost deal at Warsaw Modlin concluded.
• 10 year low cost deal at London Stansted agreed.

To celebrate these milestones, Ryanair briefed shareholders on its plans to roll out a new website and digital marketing strategy which will include:

• Launching the @Ryanair Twitter page.
• Removing the Recaptcha security feature for individual passengers from 30 Oct next (Recaptcha will remain in place for high volume bookers, screenscrapers, travel agents etc.).
• Ryanair's mobile app will from Tues 1 Oct be downloadable free of charge (previously €3).
• Booking flow redesign to go live in December.
• Passenger registration/retention service live for summer 2014, substantially reducing the time it takes to complete bookings.

Ryanair's Michael O'Leary said:

    "Our recent agreements with Boeing, Warsaw Modlin and London Stansted show that Ryanair continues to widen our substantial unit cost advantage over all other EU airlines.  We will use these lower costs to offer even lower fares to Ryanair passengers across all EU markets in which we operate, and already these fares (starting from €15 one way) are delivering increased bookings and higher advance loads, albeit at lower yields this autumn.

    After a summer during which Ryanair's operations set new record highs, with 94% of flights on-time in August, less than 1 bag per 3,000 passengers misplaced and less than 1 cancellation for every 10,000 flights operated,
    Ryanair's unbeatable low fares continue to attract new passengers from competitors, while our unbeatable customer service keeps them coming back for more.

    Our primary focus this winter will be to significantly invest in, and improve, the Ryanair.com website, our mobile platform and our interaction with passengers using social media.  We are pleased to remove Recaptcha from
    November for individual passengers, although the security feature will remain in place for high volume or multiple IP addresses in order to deter larger travel agents, screenscrapers and others who flood our website seeking fare quotes, and diminish our website's accessibility for individual passengers.

    This winter will also see a rolling programme of development to improve the Ryanair.com website, make it easier for passengers to navigate, quicker for them to locate our all-inclusive price quotes, identify availability of our lower fare promotions and book Ryanair's great fares for themselves and their families.  These improvements will be accompanied by a new digital marketing strategy which will see Ryanair switch a significant proportion of its marketing budget from old to new media, with a particular focus on mobile and social media platforms."

Ends.

For further information
please contact:

          Robin Kiely                             Joe Carmody
                                               Ryanair Ltd                            Edelman
                                               Tel: +353-1-8121212           Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 20 September, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary